DUANE STREET CORP.

616 Corporate Way, Suite 2-4059

Valley Cottage, NY 10989

Tel: (855) 360-3330

January 17, 2013

Via Edgar

Susan Block

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	Duane Street Corp.

Registration Statement on Form S-1

Filed September 7, 2012

File No. 333-183760

Dear Ms. Block,

Duane Street Corp., acknowledges receipt of the letter dated November 10, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Registration Statement cover page

1. Please remove footnote (3) to the fee table as it appears you have calculated the registration fee by reference to Rule 457(a).

RESPONSE: Amended. Please see fifth Amended Draft.

Business Summary, page 4

2. Please revise in the first paragraph to disclose your cash on hand as of the most recent practicable date. We note your response to comment 14 in our letter dated October 4, 2012. Also revise at page 32 under “Liquidity,” and throughout, as necessary.

RESPONSE: Amended. Please see fifth Amended Draft.

Risk Factors, page 5

We Are Dependent Upon the Proceeds of This Offering, page 6

3. You state in the second sentence of this risk factor that you require $42,000 “in order to continue operating through 2012.” Please revise this risk factor by disclosing the minimum amount you require to operate for the next twelve months. Please also disclose this in the opening paragraphs of the prospectus summary and in the liquidity section.

RESPONSE: Amended. Please see fifth Amended Draft.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Peretz Aisenstark
President

VIA EDGAR

cc: Tonya K. Aldave, Esq. Staff Attorney, SEC